UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name: Koichi Iida
Title: Managing Executive Officer / Group CFO

May 13, 2016

To whom it may concern:

Company Name: Mizuho Financial Group, Inc. Representative: Yasuhiro Sato, President & CEO Address: 1-5-5 Otemachi, Chiyoda-ku, Tokyo Security Code: 8411 (Tokyo Stock Exchange 1st Section)

Partial Amendment to the Articles of Incorporation

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it has determined, at the meeting of the Board of Directors held on the date hereof, to propose “Partial Amendment to the Articles of Incorporation” at the fourteenth (14th) ordinary general meeting of shareholders.

Description

1.	Partial Amendment to the Articles of Incorporation

In order to enable flexible action in the case where the scope of business a bank holding company may engage in under the Banking Act is amended in the future, the Company seeks to rearrange its purpose stated in Article 2 (Purpose) of the current Articles of Incorporation and make necessary amendments to the Articles of Incorporation.

2.	Terms of the Amendments

The specific terms of the amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation	Proposed Amendments

Article 2. (Purpose)

The purpose of the Company shall be to engage in the following businesses as a bank holding company:

(1) Operation and management of bank holding companies, banks, long-term credit banks, specialized securities companies and other companies which may be owned by the Company as its subsidiaries under the Banking Act; and

(2) Any other business incidental to the foregoing.

Article 2. (Purpose)

The purpose of the Company shall be to engage in the following businesses as a bank holding company:

(1) Operation and management of bank holding companies, banks, specialized securities companies and other companies which may be owned by the Company as its subsidiaries under the Banking Act, and any other business incidental thereto; and

(2) Any other business that a bank holding company may engage in under the Banking Act.

3.	Schedule

Date of the ordinary general meeting of shareholders for the partial amendment to the Articles of Incorporation: June 24, 2016 (Scheduled)

[End of Document]

Contact: Corporate Communications Department Public Relations Office Tel: 81-3-5224-2026